July 7, 2025

David Michery
Chief Executive Officer
MULLEN AUTOMOTIVE INC.
1405 Pioneer Street,
Brea, California 92821

       Re: MULLEN AUTOMOTIVE INC.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 13, 2025
           File No. 001-34887
Dear David Michery:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Katherine J. Blair